SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF 2006 RESULTS

(Rio de Janeiro – August 11, 2006) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in millions of reais, in accordance with Generally Accepted Accounting Principles in Brazil.

PETROBRAS earned consolidated net income of R$ 6,959 million in the second quarter of 2006, 41% higher than the net income generated in the second quarter of 2005.

In the first half of 2006, consolidated net income was R$ 13,634 million, 37% higher than the net income achieved in the first half of 2005. The growth in net income was supported by a 7% increase in the domestic production of oil and NGL´s. Operating cash flow (EBITDA) was R$ 27,727 million, generating sufficient resources to meet the Company’s investment plan, while reducing debt.

The equity market value of the Company on June 30, 2006 totaled R$ 202,635 million, an appreciation of 17% in relation to December 31, 2005.

  Consolidated operating net revenue totaled R$ 37,948 million during 2Q-2006, a 17% increase over 2Q-2005.

  2Q-2006 consolidated net income totaled R$ 6,959 million, 41% higher than 2Q-2005, mainly due to higher realization prices for the company’s oil products in its internal and external markets, following similar price increases in international markets.

  Total production of oil, NGL, and natural gas in 2Q- 2006 averaged 2,273 thousand barrels of oil equivalent per day, similar to the levels of 2Q-2005. Production from the P-43 (Barracuda) and P-48 (Caratinga) platforms, whose production stabilized at full capacity in June 2005, as well as the production from P-50 (Albacora Leste) and FPSO-Capixaba (Golfinho) platforms which began producing in 2Q-2006, were offset by scheduled maintenance stoppages in several production systems during June of 2006.

  Oil and NGL production in Brazil averaged 1,757 thousand barrels/day, 76% of which was produced from Bacia de Campos (1,441 thousand barrels/day).
  As a result of a higher capacity utilization factor, production of refined products in Brazil averaged 1,795 thousand barrels/day during 2Q-2006, an increase of 8% when compared with 2Q-2005.

  Petrobras’ net debt as of June 30, 2006 was R$ 20,808 million, 3% lower than net debt as of March 31, 2006, (R$ 21,523 million) reflecting payments of scheduled amortizations. Net Debt/EBITDA ratio was 0.38 (unchanged from 1Q - 2006).

  In the 1H-2006, the Petrobras System invested R$ 13,644 million (24% higher than in the same period of the prior year), of which R$ 7,195 million was invested in developing oil and gas reserves in Brazil.

  Value-added by the Petrobras System in the 1H-2006 reached R$ 64,605 million, an increase of 18% over the 1H-2005, of which R$ 36,819 million (57%) is destined for government participation and other federal, state and municipal taxes, R$ 8,332 million to suppliers and financial institutions for financial charges, rent and charters, R$ 14,586 million to shareholders, and R$ 4,868 million to salaries, bonuses and benefits.

This document is divided into 5 topics:

PETROBRAS SYSTEM	Índice	PETROBRAS	Índice
Financial Performance	4	Accounting Statements	36
Operating Performance	9
Financial Statements	22
Appendices	30

PETROBRAS SYSTEM

Statement from the CEO, Mr. José Sergio Gabrielli de Azevedo

In the second quarter of 2006, we achieved a consolidated net profit of R$ 7.0 billion, an increase of 41 % in relation to the same period of 2005. The consolidated profit for the first half of 2006, at R$ 13.6 billion, was up 37% in comparison with that of the first half of 2005.

This was a quarter of consolidation, marked by the start up of operations for platform P-50, in the Albacora Leste field, and the FPSO Capixaba in the Golfinho field. FPSO Capixaba is particularly important, because its light oil output, which enjoys a substantially higher commercial value, will increase the share of this kind of oil in the company’s production portfolio. We point out that R$ 13,6 billion were invested in first half of 2006, representing 24% increase in relation to the same period of last year.

Oil production during the semester averaged 1,754 thousand bpd, 7% higher than the figure for the same period of 2005. In the second quarter, the average of 1,757 thousand bpd was stable compared to the previous quarter, as a result of the programmed stoppages carried out in May and June at nine production units.

The company’s refineries continue to show outstanding performance, operating at 91% of installed capacity, while the proportion of domestic oil in the throughput of our Brazilian refineries remained stable, at 80%. These strong indicators were made possible by the ongoing capital expenditure program in our refinery segment, as well as by the start of light oil production from Golfinho.

The scheduled stoppages, the accumulation of inventory at the new production units, the increase in the operational inventory of top quality diesel oil for metropolitan areas, and the government mandated reduction of ethanol content in domestic gasoline (which in turn restricted the availability of gasoline for export), all contributed to a slow down in the growth of our net exports of oil and oil products. During the first half of this year, net exports totalled 76 thousand bpd (including exports in progress), versus 54 thousand bpd in the same period of 2005.

In the petrochemical segment we concluded the operation to incorporate the shares of PETROQUISA into PETROBRAS. This measure will increase the existing synergies and rationalize the investments in this segment.

During the second quarter, we were also faced with changes in Bolivian hydrocarbon policy. To date, gas sales have fully complied with the existing provisions of our supply agreement, including a price increase in accordance with the terms of the contract. We will continue to pursue all legal means, both within Bolivia and internationally, to preserve the company’s rights and to protect its assets.

In order to increase the availability of natural gas for the Brazilian market, we presented a plan to expand natural gas production in the southeast of Brazil. Our goal is to raise current production in the southeast from 15.8 million m3 /day to 40 million m3 /day by year-end 2008. To meet this target, we are developing two new oil and gas fields in Espírito Santo. The company also intends to increase its gas output from the Marlim and Merluza fields in Campos Basin.

Work has begun on the Coari-Manaus gas pipeline, which will transport natural gas from the production area of Urucu to the Amazon state capital. The work is expected to be completed by March 2008. Additionally we signed the contracts for the construction of the Cabiúnas-Vitória (Gascav) pipeline, the first stage of the Gasene gas pipeline project, which will transport natural gas between the southeast and northeast regions of Brazil.

In the energy segment, we have completed the acquisition of the Macaé thermoelectric plant, having fully resolved all disputes related to the plant. With this acquisition, the company has eliminated all contingency payments to plants where we do not have an equity stake.

At the international level, of particular note is our acquisition of a stake in exploratory Block 18, located in deep waters off the coast of Angola, which has great potential for new discoveries. Petrobras will be the operator of the block.

At the end of June, we released our updated Business Plan, which covers the period from 2007-2011. In the new Plan we retained the aggressive growth targets for oil and gas production, maintaining a balance between production and refining capacity. Additionally we are expanding our business in the areas of petrochemicals and fertilizers, renewable energy and international operations, in an integrated manner with the company’s other operations.

Achieving the production targets established in the Plan will require intensive exploration. To this end, we have already made important discoveries of light oil in the Espírito Santo Basin, thus raising our potential reserves in that basin to 600 million boe. In the Santos Basin, a new discovery was announced in July, marking a historical benchmark in Brazilian exploration by passing through a salt layer more than 2,000 meters thick.

With respect to the development of renewable energy sources, it is worth highlighting the initial testing of a new process at our refineries that will increase diesel production by the addition of vegetable oil. Referred to as H-Bio, this patented process uses vegetable oil as an input for obtaining a diesel oil of a superior quality that generates less pollution.

The Executive Board, following meetings with union representatives, put forward a proposal to resolve the company’s Supplementary Pension Plan. The proposal seeks to balance the existing Petros Plan, and envisions a new plan to be introduced. This new model is fundamental to the long term management of the company, and must be an attractive, self sustaining program that will motivate and retain the employees in the Group’s companies.

Finally, I would just like to point out that our ongoing efforts at transparency and sound corporate governance practices continue to be recognized by the market. In June, Investor Relations Magazine, awarded Petrobras the titles of Best Investor Relations Website, Best Program of Relations with Individual Investors, and Best Annual Report.

Our shares began trading on the Buenos Aires stock exchange, thus enabling local Argentine investors to invest directly in Petrobras, as well as allowing the company to diversify its shareholder base and raise its profile among the people of Argentina.

For us at Petrobras, the results achieved this quarter reflect our focus on the quality, transparency and seriousness by which we conduct our activities, both in Brazil and countries where we operate. We believe these qualities contribute to the solid foundation that will sustain our growth into the future.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras, its subsidiaries and controlled companies, improved net income in the 1H-2006 to R$ 13,634 million, 37% higher than the net income achieved in the 1H-2005.

R$ Million
	Second Quarter				First Half

1Q - 2006	2006	2005	Δ%		2006	2005	Δ%

46,768	49,633	42,646	16	Gross Operating Revenue	96,401	82,444	17
35,886	37,948	32,359	17	Net Operating Revenue	73,834	62,256	19
12,010	11,267	9,458	19	Operating Profit (1)	23,277	18,268	27
(444)	(141)	(683)	(79)	Financial Result	(585)	(1,725)	(66)
6,675	6,959	4,899	42	Net Income for the Period	13,634	9,951	37
1.52	1.59	1.12	42	Net Income per Share	3.11	2.27	37
197,995	202,674	126,543	60	Market Value (Parent Company)	202,674	126,543	60
45	44	44	-	Gross Margin (%)	45	45	-
33	30	29	-	Operating Margin (%)	32	29	3
19	18	15	3	Net Margin (%)	18	16	2
14,113	13,614	11,706	16	EBITDA – R$ million	27,727	22,174	25

				Financial and Economic Indicators
61.75	69.62	51.59	35	Brent (US$/bbl)	65.69	49.54	33
2.1944	2.1840	2.4850	(12)	US Dollar Average Price - Sale (R$)	2.1892	2.5741	(15)
2.1477	2.1643	2.3504	(8)	US Dollar Last Price - Sale (R$)	2.1643	2.3504	(8)

(1)	Income before financial income, equity income and taxes.
(2)	For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split which was approved by AGE on 07/22/2005.
(3)	Operating income before the financing results and the equity income + depreciation/amortization/ well write-offs.

R$ Million
	Second Quarter				First Half

1Q-2006	2006	2005	%		2006	2005

11,140	11,243	8,321	35	Operating Income as per Brazilian Corporate Law	22,383	16,260
444	141	683	(79)	(-) Financial Result	585	1,725
426	(117)	485	(124)	(-) Equity Income Result	309	283

12,010	11,267	9,489	19	Operating Profit	23,277	18,268
2,103	2,347	2,233	5	Depreciation & Amortization	4,450	3,906

14,113	13,614	11,722	16	EBITDA	27,727	22,174

39	36	36	-	EBITDA Margin (%)	38	36

The increase in consolidated net income in the 1H-2006 was mainly due to the realization of higher domestic and international market prices, as well as other factors detailed below:

  Increase of gross profit of R$ 5,163 million:

		R$ Million
		Changes 1H-2006 X 1H-2005

Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- Effect of Volumes Sold	1,455	(1,022)	433
	- Effect of Prices	5,252	-	5,252
. Intl. Market:	- Effect of Export Volumes	(148)	101	(47)
	- Effect of Export Price	1,453	-	1,453
. Increase in expenses (*)		-	(1,141)	(1,141)
. Increase in Profitability of Distribution Segment		1,245	(1,179)	66
. Increase (Decrease) in Operations of Commercialization Abroad		1,284	(1,248)	36
. Increase (Decrease) in International Sales		890	(789)	101
. FX Effect on Controlled Companies Abroad		(677)	503	(174)
. Others		824	(1,640)	(816)

		11,578	(6,415)	5,163

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	(363)
- Third-Party Services	(229)
- Domestic Government Take	(927)
- Transportation: Maritime and Pipelines	65
- Salaries, Perquisites and Benefits	44
- Materials, Services and Depreciation	269

(1,141)

  reduction in spending on contractual contingencies that occurred in 2005 (R$ 261 million), due to thermoelectric Merchant type acquisitions;

  Lower expenses from judicial fiscal contingencies (R$ 183 million), basically by the effect of the extrajudicial settlement in March 2005 with the Public Treasury for the State of São Paulo.

These reductions in expenses were partially offset by the following increases:

  Exploration and Production (R$ 104 million) mainly due to exploratory costs (assets write-offs/ dry holes)

  Research and development costs (R$ 321 million) mainly due to a charge of R$ 203 million in respect of a regulatory agreement with the ANP;

  Tax expenses (R$ 227 million) in relation to the increase of operations and the PASEP/COFINS on other revenues (R$ 101 million), of which R$ 73 million is related to the regularization of prior periods.

  General and administrative expenses for salaries, bonuses, and benefits for personnel (R$ 73 million) and third party services (R$ 57 million), including information services, consulting services connected with the implementation of information solutions systems for projects and services in the area of new businesses and environmental management.

Financial income increased R$ 1.140 million as a result of the following factors:

•	Ending of hedge contracts related to sales of PESA, which in the same period of 2005 generated a loss of R$ 276 million;

•
Improved performance of financial variations (R$ 449 million), resulting from reduced losses associated with monetary assets and liabilities linked to the U.S. dollar (R$ 259 million), given the lower appreciation of the real against the U.S. dollar (7.54%) in the 1H-2006 compared to the 1H-2005 (11.45%). Also contributing was the higher profitability of securities held abroad, as a result of a decrease in Brazilian Risk (R$ 93 million);

•	Reduction of financing charges on financings (R$ 164 million);

•	Financial gains related to the operating partnership negotiation in Nigeria (R$ 81 million);

•	Financial charges related to the renegotiation of securities received in arrears (R$ 90 million);

•
These effects were partially offset by the positive reduction in exchange rate (R$ 161 million), on monetary assets & liabilities originating from the lower appreciation of the real against the U.S. dollar during 1H-2006 (7.54%) as compared to 1H-2005 (11.45%).

       Non-operating expenses declined with platforms idleness (R$ 126 million).

Higher income tax and social contribution expense in the 1H06 resulted from the effect of the provisioning of Interest on own capital in June 2005, which improved 1H05 profitability in R$ 746 million.

Net income for the 2Q-2006 increased 4% when compared to the 1Q-2006, reaching R$ 6,959 million. The principal explanation for the variation between 1Q-2006 and 2Q-2006 was the increase in average prices of oil and oil products in the domestic and international markets, largely offset by a reduction in exported volumes and an increase in average unit costs (due to generally higher costs throughout the oil industry). The table below details the variations:

CHANGES 2Q-2006 X 1Q-2006
Main Influences

		R$ Million

Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Income

. Domestic Market:	- Effect of Volumes Sold	511	(339)	172
	- Effect of Prices	312	-	312
. Intl. market:	- Effect of Export Volumes	(764)	346	(418)
	- Effect of Export Price	442	-	442
. Increase Expenses (*):		-	(888)	(888)
. Increase in Profitability of Distribution Segment		132	(119)	13
. Increase (Decrease) Operations of Commercialization Abroad		748	(781)	(33)
. Increase (Decrease) in International Sales		300	(357)	(57)
. FX Effect on Controlled Companies Abroad		(29)	22	(7)
. Others		410	500	910

		2,062	(1,616)	446

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	(815)
- Third-Party Services	28
- Domestic Government Take	(438)
-Transportation: Mritime and Pipelines	25
- Salaries, Perquisites and Benefits	131
- Materials, Services and Depreciation	181

(888)

The increase in operating income was partially offset by an increase in the following expenses:

  General and Administrative (R$ 229 million), due to: the increase in personnel spending, principally as a result of the increase in the workforce (R$ 38 million); spending for information services and environmental management (R$ 46 million); spending for personnel training (R$ 23 million); increase of operations (R$ 22 million); and higher consulting costs related to new exploratory projects (R$ 24 million).

  Research and Development (R$ 253 million) mainly to comply regulatory demands from ANP (R$ 203 million).

  Other Operating Income and Expense, due to Contingency provisions (R$ 103 million), as well as expenses relating to institutions and cultural projects (R$ 40 million).

A positive impact of R$ 303 million on the net financial results is mainly due to the improvement in the net financial results from reduced losses associated with monetary assets and liabilities (R$ 220 million), as a result of the lower appreciation of the real in the 2Q-2006 (0.37%) compared to the 1Q-2006 (7.19%) .

Reduction in the loss with exchange rate variation (R$ 375 million) calculated on stockholders’ equity from companies headquartered outside of Brazil, as a result of the lower appreciation of the real against the U.S. dollar in the 2Q-2006 (0.37%) versus the 1Q-2006 (7.19%);

PETROBRAS SYSTEM	Operating Performance

Phsyical Indicators

	Second Quarter				First Half

1Q-2006	2006	2005	%		2006	2005	%

Exploration & Production - thousand bpd

1,909	1,895	1,893	-	Oil and LNG production	1,902	1,802	6
1,751	1,757	1,730	2	Domestic	1,754	1,637	7
158	138	163	(15)	International	148	165	(10)
369	378	382	(1)	Natural Gas production (1)	374	373	-
270	282	284	(1)	Domestic	276	275	-
99	96	98	(2)	International	98	98	-

2,278	2,273	2,275	-	Total production	2,276	2,175	5

(1) Does not include liquified gas and includes reinjected gas

Refining, Transport and Supply - thousand bpd
344	354	332	7	Crude oil imports	349	327	7
115	88	160	(45)	Oil products imports	102	105	(3)

459	442	492	(10)	Import of crude oil and oil products	451	432	4

262	267 (2)	343	(37)	Crude oil exports	264 (2)	252	(6)

257	269 (2)	230	-	Oil products exports	263 (2)	234	4

519	536	573	(22)	• Export of crude oil and oil products (2)	527	486	(1)

60	94	81	(95)	Net exports (imports) crude oil and oil products	76	54	(43)

148	149	135	10	Import of gas and others	148	131	13
2	7 (2)	9	(33)	Others Exports	5 (2)	10	(60)

1,916	1,900	1,767	8	Output of oil products	1,908	1,791	7
1,812	1,795	1,668	8	• Brazil	1,803	1,688	7
104	105	99	6	• International	105	103	2
2,115	2,114	2,114	-	Primary Processed Installed Capacity	2,115	2,114	-
1,986	1,985	1,985	-	• Brazil (3)	1,986	1,985	-
129	129	129	-	• International	129	129	-
				Use of Installed Capacity (%)
91	91	83	10	• Brazil	91	85	7
80	81	75	8	• International	81	79	3
81	80	81	(1)	Domestic crude as % of total feedstock processed	80	80	-

(2) Volumes of oil and oil products exports include ongoing exports
(3) As per ownership recognized by the ANP

Sales Volume - thousand bpd

1,649	1,684	1,665	1	Total Oil Products	1,666	1,627	2
30	13	23	(45)	Alcohol, Nitrogens and others	21	26	(20)
232	239	222	8	Natural Gas	236	218	8

1,911	1,936	1,910	1	Total domestic market	1,923	1,871	3
519	536	573	(6)	Exports	527	486	(2)
437	459	334	37	International Sales	448	376	19

956	995	907	10	Total international market	975	862	7

2,867	2,931	2,817	4	Total	2,898	2,733	4

Price and Cost Indicators

	Second Quarter				First Half

1Q-2006	2006	2005	%		2006	2005	%

Average Oil Products Realization Prices
153.16	154.20	138.43	11	Domestic Market (R$/bbl)	153.69	136.22	13

Average Sales price - US$ per bbl
				Oil (US$/bbl)
53.69	58.20	43.04	35	Brazil (4)	55.92	40.39	38
38.47	47.30	34.05	39	International	42.43	32.65	30
				Natural Gas (US$/bbl)
15.53	15.61	12.23	28	Brazil (5)	15.57	11.98	30
11.50	12.33	9.16	35	International	11.91	8.59	39
(4)	Average of the exports and the internal transfer prices from E&P to Supply
(5)	Internal transfer prices from E&P to Gas & Energy

Cost - US$/barril
				Lifting cost
				• Brazil (6)
6.32	6.12	5.45	12	• • without government participation	6.22	5.70	9
17.28	17.47	13.85	26	• • with government participation	17.37	13.72	27
2.96	3.14	2.80	12	• International	3.04	2.65	15
				Refining cost
1.90	2.07	1.96	6	• Brazil (6)	1.99	1.85	8
1.57	1.36	1.34	1	• International	1.46	1.23	19
426	455	335	36	Corporate Overhead (US$ million) Holding Company (5)	881	648	36
(6) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report.

Cost - R$/barril

				Lifting cost
				• Brazil (7)
13.84	13.16	13.37	(2)	• • without government participation	13.50	14.56	(7)
36.89	38.18	32.90	16	• • with government participation	37.54	34.31	9
				Refining cost
4.19	4.55	4.36	4	• Brazil (7)	4.37	4.52	(3)
(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report.

Exploration and Production – Thousands Barrels/day

Domestic oil and NGL production in the 1H-2006 increased 7% when compared to the 1H-2005, mainly due to the start of production in various platforms, including P-43 (Barracuda), on December 21, 2004, P-48 (Caratinga), on February 28, 2005, P-50 (Albacora Leste), on April 21, 2006, and FPSO-Capixaba (Golfinho), on May 6, 2006. The stabilization of production at full capacity on the P-43 and P-48 platforms was only reached in June 2005.

In the 2Q-2006, domestic oil and NGL production was relatively flat when compared to 1Q-2006 production levels.

In the 1H-2006, international oil production declined 10% when compared to the same period of 2005, due to the natural decline of mature fields in the Angola unit, the closing of main fields in the U.S. due to production drainage problems after hurricanes Katrina and Rita and the loss of control in Venezuelan operations due to the shift from an operating agreement to a mixed company, in which the Venezuelan government assumed a majority interest through the PDVSA. There was no variation in the production of gas in relation to the same period of 2005.

International oil production in the 2Q-2006 declined 13%, in comparison with the 1Q-2006, due to above mentioned changes in the Venezuelan operations. Gas production declined 3% in relation to the previous quarter mainly because of a ruptured line in the San Antonio field in the Bolivian unit, as a result of heavy rains during the month of April 2006.

Refining, Transport, and Supply – Thousands Barrels/day

Feedstock processed in domestic refineries during the 1H-2006 increased 7% when compared to the 1H-2005, due to the improvements in operational reliability and the reduced number of scheduled maintenance stoppages in 2006.

In the 2Q-2006, processed feedstock by the domestic refineries was virtually flat, increasing 1% in relation to the 1Q-2006.

Feedstock processed (primary processing) by international refineries in the 1H-2006, increased by 1.4% versus the same period of the prior year, due to a lower number of scheduled maintenance stoppages in the refineries in the Argentine and Bolivian units in 2006.

In the 2Q-2006, feedstock processed by the international refineries increased 3.2%, when compared to 1Q-2006, mainly because of the lower number of scheduled maintenance stoppages, in relation to the prior quarter, in the San Lorenzo refinery in Argentina.

Costs

Lifting Cost (US$/barrel)

In the 1H-2006, the domestic lifting cost, excluding government take, expressed in US$ increased 9% in relation to the 1H-2005. After adjusting for the 15% appreciation of the real for lifting costs denominated in reais, lifting cost declined 8% in relation to the 1H-2005. The decline was a result of the increase in oil and gas production, at the Barracuda, Caratinga, Albacora Leste and Golfinho fields.

In relation to the 1Q-2006, domestic lifting cost, excluding governmental take, declined 3% in US$, due to higher spending during the first quarter on materials for turbine maintenance, gas line repairs and substitution of collection and drainage lines.

Including government take, 1H-2006 lifting cost increased 27% in relation to the 1H-2005, because of the increase in average reference price used to calculate royalties and Special Participation of domestic oil, in line with the increased international oil prices. Additionally the increased productivity at the Barracuda and Caratinga fields after production startup in June 2005, increased Special Participation because of the higher tax bracket associated with these fields.

Including government take, domestic lifting costs for the 2Q-2006 were in line with the previous quarter, recording an increase of 1%.

In the 1H-2006, international lifting costs increased 15% in comparison with the same period of the prior year due to higher costs for third party services and materials for the Argentine unit.

For the 2Q-2006, international lifting costs increased 6% in relation to 1Q-2006 mainly because of higher costs for third party services in Argentina and higher security and environmental costs in Ecuador.

Refining Costs (US$/Barrel)

Domestic unit refining costs in the 1H-2006 expressed in US$, increased 8% when compared to the same period of 2005. After adjusting for the effects of the 15% appreciation of the real for expenses denominated in Reais, domestic refining costs declined 6% mostly because of a larger number of scheduled stoppages in the prior period.

Compared with the 1Q-2006, unit refining costs for the 2Q-2006 increased 9%, mainly because of a larger number of scheduled maintenance stoppages and increased expenses for catalysts and chemical products.

In the 1H-2006, average international refining costs increased 19% in relation to the same period of 2005, due to higher costs for materials, equipment maintenance and personnel in the refineries in Bolivia and Argentina.

The average international refining cost in the 2Q-2006 declined 13% compared with the 1Q-2006. This decline was mainly due to lower costs for third party services, materials and personnel at the Argentina unit and lower costs with scheduled maintenance stoppages in Bolivia.

Corporate Overhead – Parent Company(US$ millions)

In comparison with the 1H-2006, corporate overhead increased 36%, primarily due to higher expenses for agreements, consulting, publicity and advertising, besides the higher expenses for personnel in relation to health plans, salary adjustments, and the growing workforce. Discounting the effects of the 15% appreciation of the real, with all of the costs for this activity in reais, corporate overhead increased 20% when compared with 1H-2005.

The corporate overhead in 2Q-2006 increased 7%, when compared with 1Q-2006, mainly due to sponsorships, social programs, information technology and personnel expenses associated to workforce increase.

Sales Volume – Thousands Barrels/day

Domestic sales volume increased 3% in the 1H-2006 compared to the 1H-2005.

The improved sales during the period was mainly related to higher volumes sold of gasoline and nafta. The increase in gasoline is associated with many factors, including: reduced competitiveness of alcohol due to increased prices; reduced use of alcohol in the gasoline mix and the increase of the domestic vehicle fleet.

There was an increase in sales of nafta due to more attractive domestic prices relative to the international market, thereby leading to increased delivery to major clients in Brazil.

International sales volume increased 19%, mainly due to increased offshore trading operations, which were able to take advantage of international commercial opportunities that were partially offset by sales in the international segment.

Result by Business Area R$ million (1)

Second Quarter					First Half

1Q-2006	2006	2005	Δ %		2006	2005	Δ %

						(3)
6,774	6,915	6,070	14	EXPLORATION & PRODUCTION	13,689	10,466	31
2,000	1,642	2,135	(23)	SUPPLY	3,642	3,739	(3)
(78)	(222)	(121)	83	GAS & ENERGY	(300)	(192)	56
163	132	128	3	DISTRIBUTION	295	322	(8)
236	257	324	(21)	INTERNATIONAL (2)	492	858	(43)
(1,862)	(1,149)	(2,123)	(46)	CORPORATE	(3,009)	(3,521)	(14)
(558)	(616)	(1,483)	(58)	ELIMINATIONS AND ADJUSTMENT	(1,175)	(1,721)	(32)

6,675	6,959	4,930	41	CONSOLIDATED NET INCOME	13,634	9,951	-

(1) Financial statements by business area and their respective comments are presented starting on page 26.

(2) In the international business unit, the ability to make comparisons between the periods is influenced by changes in the exchange rate, keeping in mind that all operations are executed abroad, in dollars or in other currencies of those countries where each firm is headquartered. As a result, there may be significant variations in reais, principally arising from and reflecting changes in the exchange rate.

(3) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, social contribution and minority interest line items were adjusted.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with new criteria.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with a high percentage of oil and gas production in the Exploration and Production area being sold/transferred to other internal areas of the Company.

The main criteria used to report results by business area are highlighted below:

a) Net operating revenue: revenues related to sales made to external clients were considered, plus the billing and transfers between business areas, using internal transfer prices defined between the areas as a reference, with methodology based on market parameters;

b) Included in the computation of operating income are: net operating revenues, the costs of goods and services sold, which are reported by each business areas considering the internal transfer price and the other operating costs of each area, as well as operating expenses in which the expenses effectively incurred in each area are considered.

c) Financial results are allocated to the corporate group;

d) Assets: includes the assets identified in each area. The equity accounts of a financial nature are allocated to the corporate group.

E&P - In the 1H-2006, net income for the Exploration and Production segment were R$ 13,689 million, 31% higher than in the same period of the previous year (R$ 10,466 million), due to the R$ 4,663 million increase in gross profits from oil sales and transfers, reflecting the 5% increase in sales/transfer volume of petroleum and NGL, as well as the rise in international petroleum prices. The improvement occurred despite the lower value of heavy oil in relation to lighter oil, and the 15% appreciation in the average exchange rate of the real against the U.S. dollar.

The spread between the average price of sold/transferred domestic oil and the average Brent price increased from US$ 9.15/bbl in the 1H-2005 to US$ 9.77/bbl in the 1H-2006.

In comparison with the previous quarter, net income increased by 2%, due to the R$ 936 million increase in gross profit, reflecting an increase in international oil prices, despite the 2% reduction in sales/transfers of oil and NGL and the increase in the spread between the average domestic oil price and the average Brent price from US$ 8.06/bbl in the 1Q-2006 to US$ 11.42/bbl in the 2Q-2006.

These results were partially offset by the following factors:

• R$ 175 million increase in prospecting and drilling expenses, as a result of the write-off of non-economic wells and the increase in costs for geological and geophysical exploration projects;
• Research & Development expenses (R$ 183 million) resulting primarily from allocating R$ 122 million in accordance with regulation of the ANP.

SUPPLY – In the 1H-2006, net income for the Supply segment was R$ 3,642 million, a 3% decline in net income when compared to the same period of the previous year (R$ 3,739 million), reflecting the R$ 85 million reduction in gross profit, as highlighted by the following factors:

• Rise in cost of acquisition and transfer of oil and oil products, pressured by the increase in international prices;

• 4% increase in imports of oil and oil products;

• Sales, in the 1H-2005, of lower cost inventories from the previous period.

Part of these effects were offset by the following factors:

• Increase in the average realization price of oil products in the domestic and international markets;

• 7% increase in oil product production due to the increased refinery utilization;

• Lower value of heavy oil versus light oil.

In the 2Q-2006, net income for the Supply segment was R$ 1,642 million, 18% lower than the net income reported for the prior quarter (R$ 2,000 million), due to the R$ 278 million reduction in gross profit as a consequence of the following factors:

• Rise in international oil prices;

• 3% increase in oil imports.

These effects were partially offset by the following factors:

• Sales of lower cost inventories from the previous period.

• Increase in the average realization price for oil products in the domestic and international market;

• Lower value of heavy oil versus light oil.

GAS AND ENERGY – In the 1H-2006, the Gas and Energy segment reported a loss of R$ 300 million, 56% higher than the loss reported in the same period of 2005 (R$ 192 million), due to the following factors:

• Reduction of R$ 43 million in gross profit, mostly because of lower margins in energy commercialization, due to the increase in energy buying prices in the spot market, but not being able to pass these increased costs along in the fixed sales price contracts;

• Increase of R$ 41 million in research and development expenses, in accordance with the regulatory agreement with the ANP.

In the 2Q-2006, the Gas and Energy segment reported a loss of R$ 222 million, compared with the R$ 78 million loss reported in the previous quarter, due to the R$ 165 million reduction in gross profit, in function with lower margins for energy commercialization and increased costs for the acquisition of imported natural gas.

DISTRIBUTION – In the 1H-2006, the Distribution segment reported a net income of R$ 295 million, 8% lower than the net income reported in the same period of the previous year (R$ 322 million), due to the R$ 70 million increase in selling, general and administrative expenses, due to higher shipping costs and product commercialization and distribution, and the R$ 27 million in increase in other operating revenues (expenses), mainly to the higher costs related to institutional relations and cultural projects.

These effects were partially offset by the R$ 66 million increase in gross profit, in light of the rise in average realization price of oil products.

Participation in the fuels distribution market n the 1H-2006 was 32.5% (530 thousand bbl/day), whereas in the same period of the prior year, it was 33.9% (538 thousand bbl/day).

In relation to the previous quarter, net income for the 2Q-2006 was 19% lower due to an increase of R$ 32 million in selling, general and administrative expenses, due to higher costs for product commercialization and distribution, as well as R$ 17 million in other operating revenues (expenses), in light of the increased costs related to institutional relations and cultural projects.

These effects were partially offset by the R$ 13 million increase in gross profit, in light of the 2% increase in oil product sales volume despite the loss of market share.

Participation in the fuels market was 32.2% in the 2Q-2006 (532 thousand bbl/day) and 32.5% in the 1Q-2006 (528 thousand bbl/day).

INTERNATIONAL – In the 1H-2006 the International segment reported a net income in the amount equivalent to R$ 492 million, 43% lower than the net income equivalent of R$ 858 million reported in the same period of the previous year.

This decline in net income was mainly due to the following:

• A decrease of R$ 70 million in gross profit for the following reasons: i) 8% appreciation of the real against the U.S. dollar used in the currency conversion process for the financial statements; ii) closing of the main U.S. fields caused by production flow problems following the hurricanes Rita and Katrina; iii) decline in mature fields in Angola; iv) loss of control of Venezuelan operations due to the migration of operating contracts to a mixed company type, with majority control by the Venezuelan government through PDVSA; and v) an increase in production costs in Bolivia due to the increase of taxes imposed on hydrocarbons from 18% to 50%, as of May 2005, and from 50% to 82% as of May 2006. This reduction was partially mitigated by the increase of international oil prices, by the higher volume and price for commercial electricity in Argentina and by the higher volume of gas sales in Bolivia to Brazil and Argentina; and

• An increase of R$ 192 million in costs related to exploration and drilling as a result of the write-off of exploration costs in the U.S. and Bolivia.

In the 2Q-2006, the International business segment reported a net income of R$ 256 million, R$ 21 million (9%) higher than the net income of R$ 236 million reported in the previous quarter, mainly as a result of the reduction of R$ 107 million in prospecting and drilling expenses, in light of the recognition, in the previous quarter, of the write-off of exploration costs in the U.S. and Bolivia. This increase was partially offset by a reduction in gross profit of R$ 67 million due to the reduction of our stake in Venezuelan operations and by the increased production costs in Bolivia.

CORPORATE – The corporate activities of the Petrobras system generated a loss of R$ 3,009 million in the 1H-2006, 15% lower than the loss reported in the same period of the prior year (R$ 3,521 million), mainly due to the following factors:

• Reduction of R$ 1,140 million in net financing expenses, as commented on page 6;

• R$ 385 million reduction in costs associated with the participation of minority shareholders, due to the lower financial results reported by the Special Purpose Company and controlled companies, where Petrobras and its subsidiaries do not have a 100% stake.

These effects were partially offset by the reduction of R$ 1,167 million in the income after taxes and social contributions due to fiscal savings of R$ 746 million in the 1H-2005, as a result of provision for interest on shareholders equity.

In relation to the previous quarter, when the loss reported by the corporate group was R$ 1,862 million, the loss recorded in the 2Q-06 was R$ 1,147 million, for the following reasons:

• R$ 47 million gain in the currency conversion for equity investments abroad in the 2Q-2006. In the 1Q-2006, there was a R$ 457 million loss due to the 7% appreciation of the Real against the U.S. dollar;

• Reduction of R$ 303 million in net financial expenses due to the generation of financial revenues on the back of currency exchange effect on applications.

Consolidated Debt

	R$ Million

	06.30.2006	03.31.2006	Δ%
Short-term Debt (1)	12,214	11,399	7
Long-term Debt (1)	31,307	33,107	(5)

Total	43,521	44,506	(2)
Net Debt (2)	20,808	21,523	(3)
Net Debt/(Net Debt + Shareholder's Equity) (1)	18%	20%	(2)
Total Net Liabilities (1) (3)	170,624	166,029	3
Capital Structure
(Third Parties Net / Total Liabilities Net)	45%	48%	(3)

(1)	Included in debt through leasing contracts (R$ 2.815 million on June 30, 2006 and R$ 2.981 million on March 31, 2006).
(2)	Total debt – Cash and cash equivalents.
(3)	Net short term liabilities/financial applications.

Net debt of the Petrobras system on June 30, 2006 reached R$ 20,808 million, a 3% reduction when compared to March 31, 2006, mainly due to scheduled debt payment. The Net Debt/EBITDA ratio on June 30, 2006 was stable when compared to March 31, 2006 (0.38) . The portion of the capital structure represented by third parties is 45% at June 30, 2006, a three basis point reduction when compared to March 31, 2006.

Consolidated Investments

R$ Million
	First Half
	2006	%	2005	%	Δ%
• Own Investments	12,345	91	9,790	89	25

Exploration & Production	7,195	53	5,786	53	24
Supply	1,538	11	1,350	12	14
Gas and Energy	1,041	8	940	9	11
Internacional	1,889	14	1,231	11	53
Distribution	333	2	242	2	10
Corporate	349	3	241	2	45

• Special Purpose Companies (SPCs)	1,156	8	1,008	9	15

• Ventures under Negotiation	142	1	111	1	28

• Structured Projects	1	-	81	1	(99)

Exploration & Production	1	-	81	1	(99)
Espadarte/Marimbá/Voador	1	-	52	-	(98)
Others	-	-	29	-	-

Total Investments	13,644	100	10,990	100	24

R$ Million
	First Half
	2006	%	2005	%	Δ%
International
Exploration & Production	1,460	77	1,076	87	36
Supply	127	7	67	5	90
Gas and Energy	33	2	46	4	(28)
Distribution	26	1	11	1	136
Others	243	13	31	3	684

Total Investments	1,889	100	1,231	100	53

R$ Million
	1º Half
	2006	%	2005	%	Δ%
Special Purpose Companies (SPCs)
Marlim Leste	447	39	-	-	-
PDET Off Shore	37	3	276	27	(87)
Barracuda e Caratinga	40	3	259	26	(85)
Malhas	243	21	407	40	(40)
Cabiúnas	-	-	6	1	-
Gasene	330	29	-	-	-
EVM	32	3	-	-	-
Amazônia	27	2	60	6	(55)

Total Investments	1,156	100	1,008	100	15

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. The Company currently has partnerships in 162 blocks through 89 consortiums. Total investment of US$ 11,488 million is projected for these undertakings.

In fulfillment of the goals outlined in its strategic plan, PETROBRAS continues to prioritize investments in developing its oil and natural gas production capabilities through its own investments and the structuring of undertakings with partners. In the 1H-2006, total capital expenditures were R$ 13,644 million, which is a 24% increase over the amount invested in the same period of 2005.

PETROBRAS SYSTEM	Financial Statements

Income Statement - Consolidated

R$ Million

Second Quarter				First Half

1Q-2006	2006	2005 (1)		2006	2005 (1)

46,768	49,633	42,646	Gross Operating Revenues	96,401	82,444
(10,882)	(11,685)	(10,287)	Sales Deductions	(22,567)	(20,188)

35,886	37,948	32,359	Net Operating Revenues	73,834	62,256

(19,644)	(21,260)	(17,979)	Cost of Goods Sold	(40,904)	(34,489)

16,242	16,688	14,380	Gross Profit	32,930	27,767
			Operating Expenses
(1,342)	(1,353)	(1,251)	Sales	(2,695)	(2,521)
(1,186)	(1,415)	(1,229)	General and Administratives	(2,601)	(2,469)
(310)	(378)	(341)	Cost of Prospecting, Drilling & Lifting	(688)	(584)
(242)	(495)	(222)	Research & Development	(737)	(416)
(240)	(405)	(199)	Taxes	(645)	(418)

(484)	(485)	(587)	Pension and Health Plan	(969)	(1,070)

(428)	(890)	(1,062)	Other	(1,318)	(2,021)

(4,232)	(5,421)	(4,891)		(9,653)	(9,499)

			Net Financial Expenses
370	602	46	Income	972	269
(1,084)	(734)	(1,064)	Expenses	(1,818)	(2,416)
(228)	(1,345)	(1,753)	Monetary & FX Correction - Assets	(1,573)	(1,532)
498	1,336	2,088	Monetary & FX Correction - Liabilities	1,834	1,954

(444)	(141)	(683)		(585)	(1,725)

(4,676)	(5,562)	(5,574)		(10,238)	(11,224)
(426)	117	(485)	Gains from Investments in Subsidiaries	(309)	(283)

11,140	11,243	8,321	Operating Profit	22,383	16,260
(93)	29	(79)	Non-operating Income (Expenses)	(64)	(206)
(3,868)	(3,865)	(2,068)	Income Tax & Social Contribution	(7,733)	(4,875)
(504)	(448)	(1,244)	Minority Interest	(952)	(1,228)

6,675	6,959	4,930	Net Income	13,634	9,951

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Balance Sheet - Consolidated

Assets	R$ Million
	06.30.2006	03.31.2006

Current Assets	62,023	61,939

Cash and Cash Equivalents	22,713	22,983
Accounts Receivable	12,193	13,909
Inventories	17,316	15,313
Taxes Recoverable	5,576	5,273
Others	4,225	4,461
Non-current Assets	14,576	14,075

Petroleum & Alcohol Account	777	774
Advances to Suppliers	715	613
Marketable Securities	598	599
Deferred Taxes and Social Contribution	4,219	4,010
Advance for Pension Plan Migration	1,228	1,241
Prepaid Expenses	1,865	1,207
Accounts Receivable	1,478	1,988
Deposits - Legal Matters	1,849	1,781
Taxes Recoverable	131	355
Others	1,716	1,507
Fixed Assets	113,923	110,017

Investments	4,075	2,235
Property, Plant & Equipment	107,785	106,110
Deferred	2,063	1,672

Total Assets	190,522	186,031

Liabilities	R$ Million
	06.30.2006	03.31.2006

Current Liabilities	38,632	41,477

Short-term Debt	11,670	10,845
Suppliers	10,614	10,451
Taxes and Social Contribution Payable	9,718	10,336
Project Finance and Joint Ventures	29	23
Pension Fund Obligations	411	415
Dividends	188	2,816
Salaries, Benefits and Charges	1,373	1,124
Others	4,629	5,467
Long-term Liabilities	51,448	52,059

Long-term Debt	29,036	30,680
Pension Fund Obligations	2,538	2,266
Health Care Benefits	7,728	7,374
Deferred Taxes and Social Contribution	8,489	8,178
Other	3,657	3,561
Provision for Future Earnings	406	457
Minority Interest	6,872	5,851

Shareholders’ Equity	93,164	86,187

Capital Stock	48,248	33,235
Reserves	31,282	46,277
Net Income	13,634	6,675

Total Liabilities	190,522	186,031

Statement of Cash Flow - Consolidated

R$ Million

Second Quarter				First Half

1Q-2006	2006	2005 (1)		2006	2005 (1)

6,675	6,959	4,930	Net Income (Loss)	13,634	9,951
3,469	4,406	5,588	(+) Adjustments	7,875	4,780

2,103	2,347	2,233	Depreciation & Amortization	4,450	3,906
(1,078)	654	(3,227)	Charges on Financing and Connected Companies	(424)	(2,968)
504	448	1,244	Minority interest	952	1,228
426	(117)	485	Result of Participation in Material Investments	309	283
2,575	189	4,268	Foreign Exchange on Fixed Assets	2,764	3,965
775	(175)	432	Deferred Income Tax and Social Contribution	600	967
(1,707)	(2,003)	(195)	Inventory Variation	(3,710)	43
1,290	77	754	Supplier Variation	1,367	(1,255)
604	622	704	Pension and Health Plan Variation	1,226	1,361
(2,023)	2,364	(1,110)	Other	341	(2,750)
10,144	11,365	10,518	(=) Net Cash Generated by Operating Activities	21,509	14,731
6,020	6,640	6,285	(-) Cash used for Cap.Expend.	12,660	11,061

4,419	4,738	4,690	Investment in E&P	9,157	7,986
755	960	780	Investment in Refining & Transport	1,715	1,610
297	361	384	Investment in Gas and Energy	658	701
144	260	130	Project Finance	404	252
(21)	(32)	(33)	Dividends	(53)	(41)
426	353	334	Other investments	779	553

4,124	4,725	4,233	(=) Free cash flow	8,849	3,670
4,558	4,995	4,666	(-) Cash used in Financing Activities	9,553	6,462
499	1,472	2,859	Financing	1,971	1,574
4,059	3,523	1,807	Dividends	7,582	4,888
(434)	(270)	(433)	(=) Net cash generated in the period	(704)	(2,792)

23,417	22,983	17,628	Cash at the Beginning of Period	23,417	19,987
22,983	22,713	17,195	Cash at the End of Period	22,713	17,195

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Value Added – Consolidated

	R$ million
	First Half
	2006	2005
Description
Sales of Products and Services and Non-Operating Revenues	96,891	82,490
Raw Materials Used	(9,628)	(5,664)
Products for Resale	(11,756)	(7,701)
Materials, Energy, Services & Others	(7,651)	(11,135)

Added Value Generated	67,856	57,990

Depreciation & Amortization	(4,450)	(3,906)
Participation in Related Companies, Goodwill & Negative Goodwill	(309)	(282)
Financial Result	1,233	691
Rent and Royalties	275	254

Total Distributable Added Value	64,605	54,747

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	4,868	4,731

	4,868	4,731

Government Entities
Taxes, Fees and Contributions	28,355	23,220
Government Take	8,464	6,441

	36,819	29,661

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	1,819	2,416
Rent and Freight Expenses	6,513	6,760

	8,332	9,176

Minority Interest	952	1,228

Shareholders
Dividens/Interest on Own Capital	-	2,193
Retained Earnings	13,634	7,758

	13,634	9,951

	14,586	11,179

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Result by Business Area - 1H-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	38,808	59,631	4,607	19,152	5,834	-	(54,198)	73,834

Intersegments	35,900	15,231	1,396	324	1,347	-	(54,198)	-
Third Parties	2,908	44,400	3,211	18,828	4,487	-	-	73,834
Cost of Goods Sold	(15,974)	(52,257)	(3,860)	(17,311)	(3,865)	-	52,363	(40,904)

Gross Profit	22,834	7,374	747	1,841	1,969	-	(1,835)	32,930
Operating Expenses	(1,373)	(1,875)	(879)	(1,388)	(965)	(3,229)	56	(9,653)
Sales, General & Administrative	(447)	(1,448)	(387)	(1,196)	(577)	(1,285)	44	(5,296)
Taxes	(28)	(107)	(60)	(84)	(72)	(294)	-	(645)
Exploratory Costs	(387)	-	-	-	(301)	-	-	(688)
Research & Development	(365)	(137)	(67)	(5)	(2)	(161)	-	(737)
Health and Pension Plans	-	-	-	-	-	(969)	-	(969)
Others	(146)	(183)	(365)	(103)	(13)	(520)	12	(1,318)

Operating Profit (Loss)	21,461	5,499	(132)	453	1,004	(3,229)	(1,779)	23,277
Interest Income (Expenses)	-	-	-	-	-	(585)	-	(585)
Equity Income	-	49	12	(8)	48	(410)	-	(309)
Non-operating Income (Expenses)	(117)	(15)	(6)	6	(6)	74	-	(64)

Income (Loss) Before Taxes and Minority
Interests	21,344	5,533	(126)	451	1,046	(4,150)	(1,779)	22,319
Income Tax & Social Contribution	(7,257)	(1,865)	47	(156)	(322)	1,217	604	(7,733)
Minority Interests	(398)	(26)	(221)	-	(231)	(76)	-	(952)

Net Income (Loss)	13,689	3,642	(300)	295	493	(3,009)	(1,175)	13,634

Consolidated Result by Business Area - 1H-2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	31,711	49,421	3,714	17,907	5,447	-	(45,944)	62,256

Intersegments	29,666	13,887	1,119	273	999	-	(45,944)	-
Third Parties	2,045	35,534	2,595	17,634	4,448	-	-	62,256
Cost of Goods Sold	(13,540)	(41,962)	(2,924)	(16,132)	(3,408)	-	43,477	(34,489)

Gross Profit	18,171	7,459	790	1,775	2,039	-	(2,467)	27,767
Operating Expenses	(1,291)	(2,004)	(780)	(1,285)	(791)	(3,208)	(140)	(9,499)
Sales, General & Administrative	(421)	(1,450)	(348)	(1,126)	(538)	(1,107)	-	(4,990)
Taxes	(7)	(40)	(30)	(81)	(55)	(205)	-	(418)
Exploratory Costs	(475)	-	-	-	(109)	-	-	(584)
Research & Development	(157)	(55)	(26)	(2)	(2)	(174)	-	(416)
Health and Pension Plan	-	-	-	-	-	(1,070)	-	(1,070)
Others	(231)	(459)	(376)	(76)	(87)	(652)	(140)	(2,021)

Operating Profit (Loss)	16,880	5,455	10	490	1,248	(3,208)	(2,607)	18,268
Interest Income (Expenses)	-	-	-	-	-	(1,725)	-	(1,725)
Equity Income	-	141	(16)	-	103	(511)	-	(283)
Non-operating Income (Expense)	(192)	22	(46)	(2)	10	2	-	(206)

Income (Loss) Before Taxes and
Minority Interests	16,688	5,618	(52)	488	1,361	(5,442)	(2,607)	16,054

Income Tax & Social Contribution	(5,674)	(1,862)	12	(166)	(453)	2,382	886	(4,875)
Minority Interests	(548)	(17)	(152)	-	(50)	(461)	-	(1,228)

Net Income (Loss)	10,466	3,739	(192)	322	858	(3,521)	(1,721)	9,951

In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with new criteria.

Statement of Other Operating Revenues (Expenses) - 1H-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(21)	-	(45)	-	(384)	-	(450)
Operating expenses with thermoelectric plants	-	-	(401)	-	-	-	-	(401)
Losses and Contingencies related to Legal Procedures	(7)	(29)	(5)	(2)	(3)	(114)	-	(160)
Contractual losses from ship-or-pay transport services	-	-	-	-	(63)	-	-	(63)
Unscheduled stoppages at installations and production equipment	(9)	(43)	-	-	-	-	-	(52)
Rent revenues	-	-	-	32	-	-	-	32
Result from hedge operations	-	(8)	39	-	-	-	-	31

Others	(130)	(82)	2	(88)	53	(22)	12	(255)

	(146)	(183)	(365)	(103)	(13)	(520)	12	(1,318)

Statement of Other Operating Revenues (Expenses) - 1H-2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(4)	-	(38)	-	(313)	-	(355)
Operating expenses with thermoelectric plants	-	-	(492)	-	-	-	-	(492)
Losses and Contingencies related to Legal Procedures	8	(292)	(13)	(28)	(11)	(46)	-	(382)
Contractual losses from ship-or-pay transport services	-	-	-	-	(68)	-	-	(68)
Unscheduled stoppages at installations and production equipment	(84)	(58)	-	-	-	-	-	(142)
Rent revenues	-	-	-	29	-	-	-	29
Result from hedge operations	-	(3)	94	-	-	-	-	91

Others	(155)	(102)	35	(39)	(8)	(293)	(140)	(702)

	(231)	(459)	(376)	(76)	(87)	(652)	(140)	(2,021)

Consolidated Assets by Business Area - 06.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	72,280	42,669	20,075	7,811	19,341	37,148	(8,802)	190,522

CURRENT ASSETS	7,010	21,815	3,158	4,270	5,158	28,573	(7,961)	62,023

CASH AND CASH EQUIVALENTS	-	-	-	-	-	22,713	-	22,713
OTHERS	7,010	21,815	3,158	4,270	5,158	5,860	(7,961)	39,310
NON-CURRENT ASSETS	4,541	1,178	2,037	636	836	6,189	(841)	14,576

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	777	-	777
MARKETABLE SECURITIES	258	5	-	-	-	335	-	598
OTHERS	4,283	1,173	2,037	636	836	5,077	(841)	13,201
FIXED ASSETS	60,729	19,676	14,880	2,905	13,347	2,386	-	113,923

Consolidated Assets by Business Area - 03.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	68,618	41,724	19,743	8,752	18,720	36,540	(8,066)	186,031

CURRENT ASSETS	6,875	21,305	3,171	4,809	4,775	28,357	(7,353)	61,939

CASH AND CASH EQUIVALENTS	-	-	-	-	-	22,983	-	22,983
OTHERS	6,875	21,305	3,171	4,809	4,775	5,374	(7,353)	38,956
NON-CURRENT ASSETS	3,988	1,163	2,107	1,037	923	5,570	(713)	14,075

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	774	-	774
MARKETABLE SECURITIES	287	5	-	2	-	305	-	599
OTHERS	3,701	1,158	2,107	1,035	923	4,491	(713)	12,702
FIXED ASSETS	57,755	19,256	14,465	2,906	13,022	2,613	-	110,017

In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with new criteria.

Consolidated Results – International Business Area - 1H-2006

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA

ASSETS	13,828	3,020	4,093	683	1,233	(3,516)	19,341

Income Statement

Net Operating Revenues	2,692	2,802	1,248	1,418	23	(2,349)	5,834

Intersegments	1,855	1,636	200	5	-	(2,349)	1,347

Third Parties	837	1,166	1,048	1,413	23	-	4,487

Operating Profit (Loss)	928	152	292	(126)	(271)	29	1,004

Net Income (Loss)	497	85	172	(53)	(229)	20	492

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA

ASSETS (03/31/2006)	13,777	2,896	3,911	458	1,024	(3,346)	18,720

Income Statement (1H-2006)

Net Operating Revenues	2,642	2,664	1,084	1,233	3	(2,179)	5,447

Intersegments	1,541	1,473	161	3	-	(2,179)	999
Third Parties	1,101	1,191	923	1,230	3	-	4,448

Operating Profit (Loss)	1,204	139	205	(42)	(251)	(7)	1,248

Net Income (Loss)	722	68	157	(19)	(66)	(4)	858

In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with new criteria.

PETROBRAS SYSTEM	Appendices

1. Changes in the Petroleum and Alcohol Accounts

R$ million
	Second Quarter			First Half

1Q-2006	2006	2005		2006	2005

770	774	752	Initial Balance	770	749
4	3	6	Intercompany Lending	7	9

774	777	758	Final Balance	777	758

SETTLING OF ACCOUNTS WITH THE FEDERAL GOVERNMENT

In accordance with Law Number 10,742 of October 6, 2003, final account reconciliation with the government should have occurred by June 30, 2004. PETROBRAS, after having furnished all the information required by the National Treasury Secretary – STN, is in discussion with the Ministry of Mines and Energy – MME, seeking to resolve the disparities that still exist between the parties in an effort to conclude the offset of accounts with the government, as per Provisionary Measure Number 2,181-45, dated August 24, 2001.

The amount of the account may be paid through the issuance of National Treasury bonds in a value equal to the final amount of the account rectification or with other amounts that PETROBRAS may owe to the federal government, including tax amounts or a combination of the aforementioned options.

2. Consolidated Taxes and Obligations

The economic contribution of PETROBRAS to Brazil, measured by generation of taxes, duties and current social contributions, in the 1H-2006 totaled R$ 25,911 million.

R$ million
					First Half
1Q-2006	2006	2005	Δ%		2006	2005	Δ%
				Economic Contribution - Country
4,085	4,463	3,571	25	Value Added Tax (ICMS)	8,548	7,288	17
1,847	1,930	1,862	4	CIDE (1)	3,777	3,642	4
2,645	2,982	2,475	20	PASEP/COFINS	5,627	4,900	15
2,973	3,911	1,630	140	Income Tax & Social Contribution	6,884	3,710	86
590	485	484	-	Others	1,075	948	13
12,140	13,771	10,022	37	Subtotal	25,911	20,488	26
843	1,001	758	32	Economic Contribution - Foreign	1,844	1,765	4
12,983	14,772	10,780	37	Total	27,755	22,253	25
(1) CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO.

3. Payments to Governments

R$ million
		Second Quarter			First Half
1Q-2006	2006	2005	Δ%		2006	2005	Δ%
				Country
1,758	1,981	1,580	25	Royalties	3,739	2,885	30
2,000	2,146	1,658	29	Special Participation	4,146	3,240	28
24	29	15	97	Surface Rental Fees	53	34	58
3,782	4,156	3,253	28	Subtotal	7,938	6,159	29
216	310	148	109	Foreign	526	282	87
3,998	4,466	3,401	31	Total	8,464	6,441	31

The government take in the country increased 29% in 1H-2006 over the same period of 2005, reflecting the higher tax bracket in the calculation of Special Participation for the higher production levels a the Barracuda and Caratinga fields, and the 33% increase in the reference price for domestic oil, which reached the average price of R$ 115.64 (US$ 53.43) in 1H-2006 versus R$ 87.04 (US$ 37.03) in the 1H-2005, as a result of the linkage with the price of Brent in the international markets.

4. Consolidated Reconciliation of Shareholders’ Equity and Net Income

	R$ Million

	Shareholders' Equity	Result
. According to PETROBRAS information as of June 30, 2006	95,213	14,014
. Profit in the sales of products in affiliated inventories	(525)	(525)
. Reversal of profits on inventory in previous years	-	326
. Capitalized interest	(661)	(104)
. Absorption of negative net worth in affiliated companies *	(292)	(29)
. Other eliminations	(571)	(48)

. According to consolidated information as of June 30, 2006	93,164	13,634

* As per CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of PETROBRAS in 2005, generating a conciliatory item between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

5. Performance of PETROBRAS shares and ADRs

R$ million
	Second Quarter			First Half

1Q-2006	2006	2005		2006	2005

12.83%	3.86%	3.23%	Petrobras ON	17.19%	13.89%
15.94%	0.09%	4.03%	Petrobras PN	16.04%	10.46%
21.61%	3.05%	17.99%	ADR- Level III - ON	25.31%	31.05%
24.05%	-0.01%	19.68%	ADR- Level III - PN	24.03%	27.15%
13.44%	-3.48%	-5.86%	IBOVESPA	9.49%	-4.37%
3.66%	0.37%	-2.18%	DOW JONES	4.04%	-4.71%
6.10%	-7.17%	2.89%	NASDAQ	-1.51%	-5.45%

Book value of a PETROBRAS share on June 30, 2006 reached R$ 21.70.

6. Increase of Capital Stock and Incorporation of PETROQUISA shares

a) At the extraordinary general shareholders meeting held on April 3, 2006, shareholders approved the increase of capital stock for incorporation in part of net reserves in the amount of R$ 15,012 million, and the monetary correction of realized capital in the amount of R$ 339 million, increasing capital stock from R$ 32,896 million to R$ 48.248 million, without a change in the number of shares issued, which continue to be 2,536,673,672 common shares and 1,849,478,028 preferred shares, all subscribed and without nominal value.

b) At the Extraordinary General Meeting held on June 1, 2006, shareholders approved the operation for incorporating the shares of PETROQUISA by PETROBRAS, in the manner specified in the Re-ratification of the Justification Protocol of the operating for incorporating shares established between the two companies. For the implementation of the operation in relation to the exchange of shares utilized is based on the book value of both companies on the date of December 31, 2005, attributing 4,496 preferred shares issued by Petrobras for each lot of 1,000 common shares or for each lot of 1,000 preferred shares issued by Petroquisa.
Five Petroquisa`s shareholders, totaling 1.015.910 shares exercised the withdraw right within the term established (up to June, 05, 2006) and therefore they were reimbursed by the value of R$ 153,47 per thousand of shares, paid on July, 10, 2006. Thereafter, Petrobras acquired these shares for the same value, certifying the ownership transfer. Up to July, 07, 2006 none Petrobras` shareholders exercised their withdraw right.

7. Currency Exposure

Currency exposure of the PETROBRAS System is measured as per the following table:

Assets	R$ million

	06.30.2006	03.31.2006

Current Assets	18,266	17,917

Cash and Cash Equivalents	6,834	6,744
Others Current Assets	11,432	11,173

Non-current Assets	4,939	4,731

Fixed Assets	27,430	29,373

Investments	279	(451)
Property, Plant & Equipment	26,507	29,495
Others Fixed Assets	644	329

Total Assets	50,635	52,021

Liabilities	R$ million
	06.30.2006	03.31.2006

Current Liabilities	16,138	16,982

Short-term Debt	8,859	8,662
Suppliers	4,687	4,486
Others Current Liabilities	2,592	3,834

Long-term Liabilities	24,230	28,027

Long-term Debt	22,764	23,952
Others Long-term Liabilities	1,466	4,075

Total Liabilities	40,368	45,009

Net Liabilities in Reais	10,267	7,012

(+) Investment Funds - Exchange	6,931	7,504

(-) FINAME Loans - dollar-indexed reais	535	592

Net Assets in Reais	16,663	13,924

Net Assets in Dollar	7,699	6,410

Exchange rate (*)	2.1643	2.1724

(*) Conversion into reais from the U.S. Dollar is done at the selling price at the closing date of the period.

8. Change in Accounting Practices

Beginning in January 2006, in accordance with Deliberation CVM No. 489/2005 and the Technical Interpretation No. 1/2006 of IBRACON, the Company reversed the reserve balance for programmed shut-downs and adopted the practice of registering the amounts related to the maintenance of industrial units and boats in Property, Plant & Equipment, which includes spare parts, assembly and disassembly services, amongst others.

Regarding the change in accounting policy, the reversal of amounts provisioned through of December 31, 2005 for depreciation of a portion of the relevant maintenance costs, capitalization of expenses incurred and accumulated depreciation on these expenses, through December 31, 2005, was made directly to the retained earnings, net of taxes, as a prior period adjustment in the amount of R$ 529,406 thousand.

Income Statement – Parent Company

R$ million
	Second Quarter			First Half

1Q-2006	2006	2005		2006	2005

37,920	38,872	35,426	Gross Operating Revenues	76,792	66,781
(9,809)	(10,431)	(9,321)	Sales Deductions	(20,240)	(18,110)

28,111	28,441	26,105	Net Operating Revenues	56,552	48,671
(14,025)	(14,562)	(14,531)	Cost of Goods Sold	(28,587)	(26,583)

14,086	13,879	11,574	Gross Profit	27,965	22,088
			Operating Expenses
(1,163)	(1,176)	(858)	Sales	(2,339)	(1,679)
(832)	(969)	858	General & Administrative	(1,801)	(1,647)
(106)	(281)	(291)	Cost of Prospecting, Drilling & Lifting	(387)	(476)
0	0		Losses on Recovery of Assets
(240)	(492)	(222)	Research & Development	(732)	(415)
(116)	(218)	(102)	Taxes	(334)	(209)
(456)	(456)	(456)	Health and Pension Plans	(912)	(1,013)
(484)	(686)	(1,164)	Others	(1,170)	(2,184)
			Net Financial Expense
302	776	107	Income	1,078	707
(489)	(499)	(587)	Expense	(988)	(1,166)
(2,463)	123	(4,776)	Monetary & Foreign Exchange Correction - Assets	(2,340)	(4,515)
1,971	(134)	3,854	Monetary & Foreign Exchange Correction - Liabilities	1,837	3,475

(679)	266	(1,402)		(413)	(1,499)
343	713	87	Gains from Investment in Subsidiaries	1,056	1,003

10,353	10,581	8,024	Operating Profit	20,934	13,969
(85)	31	(64)	Non-operating Income (Expense)	(54)	(216)
(3,354)	(3,513)	(1,559)	Income Tax & Social Contribution	(6,867)	(3,946)

6,914	7,100	6,401	Net Income (Loss)	14,014	9,806

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

PETROBRAS	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	06.30.2006	03.31.2006

Current Assets	44,269	46,485

Cash and Cash Equivalents	16,264	17,898
Accounts Receivable	9,140	10,562
Inventories	13,800	12,483
Dividends Receivable	253	798
Taxes recoverable	3,024	2,956
Deferred Taxes & Social Contribution	664	512
Others	1,124	1,276

Non-current assets	38,963	36,504

Petroleum & Alcohol Account	777	774
Subsidiaries, Controlled Companies and Affiliates	29,671	26,950
Ventures under Negotiation	585	476
Advances to Suppliers	571	613
Advance for Pension Plan Migration	1,228	1,241
Deferred Taxes and Social Contribution	2,429	2,362
Deposits - Legal Matters	1,455	1,391
Antecipated Expenses	959	995
Others	1,288	1,702

Fixed assets	79,422	75,218

Investments	22,563	20,756
Property, Plant & Equipment	56,177	53,862
Deferred	682	600

Total Assets	162,654	158,207

Liabilities	R$ million
	06.30.2006	03.31.2006

Current Liabilities	40,725	44,115

Short-term Debt	1,658	1,574
Suppliers	25,790	25,307
Taxes & Social Contribution Payable	8,106	8,716
Dividends	0	2,644
Project Finance and Joint Ventures	953	975
Pension fund obligations	394	396
Clients Anticipation	276	1,414
Others	3,548	3,089
Long-term Liabilities	26,716	25,979

Long-term Debt	5,828	5,944
Subsidiaries & Controlled Companies	1,831	1,868
Pension fund obligations	2,303	2,056
Health Care Benefits	7,128	6,795
Deferred Taxes & Social Contribution	6,936	6,596
Others	2,691	2,720
Shareholders' Equity	95,213	88,113

Capital Stock	48,248	33,235
Reserves	32,952	47,964
Net Income	14,014	6,914

Total liabilities	162,654	158,207

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Cash Flow – Parent Company

				R$ million
	Second Quarter			First Half

1Q-2006	2006	2005		2006	2005

6,914	7,100	4,699	Net Income (Loss)	14,014	9,806
1,920	1,000	(904)	(+) Adjustments	2,920	(272)

943	1,273	915	Depreciation & Amortization	2,216	1,817
(4)	(3)	(5)	Oil and Alcohol Accounts	(7)	(9)
1,207	1,678	(2,456)	Oil and Oil Products Supply - Foreign	2,885	(1,026)
1,055	(154)	668	Charges on Financing and Affiliated Companies	901	167
(1,281)	(1,793)	(26)	Other Adjustments	(3,074)	(1,221)
8,833	8,100	3,795	(=) Net Cash Generated by Operating Activities	16,934	9,534
(3,841)	(4,092)	3,327	(-) Cash used for Cap.Expend.	(7,933)	6,551

(2,947)	(2,785)	2,241	Investment in E&P	(5,732)	4,404
(545)	(751)	475	Investment in Refining & Transport	(1,296)	1,069
(136)	(811)	427	Investment in Gas and Energy	(947)	840
(153)	(210)	186	Structured Projects Net of Advance	(363)	281
171	665	(297)	Dividends	836	(297)
(231)	(200)	295	Other Investments	(431)	254

4,992	12,192	468	(=) Free Cash Flow	9,001	2,983
(4,576)	(5,643)	(1,007)	(-) Cash used in Financing Activities	(10,219)	3,068

416	6,550	1,475	(=) Cash Generated in the Period	(1,218)	(85)

17,481	17,898	10,020	Cash at the Beginning of Period	17,482	11,580
17,898	24,448	11,495	Cash at the End of Period	16,264	11,495

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Value-Added – Parent Company

	R$ million
	First Half
Description	2006	2005
Gross Operating Revenue from Sales & Services	77,328	66,817
Raw Materials Used	(6,763)	(5,093)
Products for Resale	(4,114)	(2,605)
Materials, Energy, Services & Others	(6,842)	(9,795)

Value Added Generated	59,608	49,324

Depreciation & Amortization	(2,216)	(1,817)
Participation in Associated Companies	1,056	1,003
Financial Income Net from affiliated companies	562	7
Rent and royalties	195	210

Total Distributable Value Added	59,206	48,727

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	3,790	3,750
Government Entities
Taxes, Fees and Contributions	27,415	21,855
Government Participation	7,938	6,159
Deferred Income Tax & Social Contribution	680	947

	36,033	28,961
Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	976	1,506
Rent and Freight Expenses	4,393	4,703

	5,369	6,209

Shareholders
Dividends	-	2,193
Net Income	14,014	7,613

	14,014	9,806

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

PETROBRAS

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.